UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
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                                (Name of Issuer)

            Shares of Beneficial Interest, par value $1.00 per share
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                         (Title of Class of Securities)

                                    337400105
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    337400105
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   1,330,617*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     4.3%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*   As of May 11, 2004, 1,205,157 Shares of Beneficial Interest, par value $1.00 per Share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments (the "Company"), were owned collectively by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International") and certain private investment funds (collectively, the "Funds"). In addition, as of such date, 30,500 Convertible Preferred Shares of Beneficial Interest, which were convertible into 125,460 Shares, were owned by International. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares owned by each of Cerberus, International and the Funds. Therefore, for the purposes of Regulation 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 1,330,617 Shares, or 4.3% of the Shares deemed to be outstanding as of May 11, 2004. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as of March 1, 2004 there were issued and outstanding 31,058,913 Shares. As of May 11, 2004, 1,205,157 Shares of the Company, were owned collectively by Cerberus, International and the Funds. In addition, as of such date, 30,500 Convertible Preferred Shares of Beneficial Interest, which were convertible into 125,460 Shares, were owned by International. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares owned by each of Cerberus, International and the Funds. Therefore, for the purposes of Regulation 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 1,330,617 Shares, or 4.3% of the Shares deemed to be outstanding as of May 11, 2004.

          Stephen Feinberg ceased to be the beneficial owner of more than 5% of the Shares deemed to be outstanding as of May 11, 2004.

          During the sixty days prior to May 11, 2004, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (including Cerberus, International and the Funds).


                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           August 23, 2004


                                           /s/ Stephen Feinberg
                                           -------------------------------------
                                           Stephen Feinberg, in  his capacity
                                           as the managing member of Cerberus
                                           Associates,  L.L.C.,  the  general
                                           partner of Cerberus Partners, L.P.,
                                           and the  investment  manager for each
                                           of Cerberus International, Ltd. and
                                           Cerberus Institutional Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).